UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2026 (Report No. 2)

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On June 3, 2026, Brenmiller Energy Ltd., or the Company, entered into an amendment agreement, or the Amendment, to that certain Sales Agreement by and between the Company and A.G.P./Alliance Global Partners dated June 9, 2023, or the Sales Agreement, pursuant to which the Company may offer and sell its ordinary shares, no par value per share, from time to time through A.G.P./Alliance Global Partners in an “at-the-market” offering.

The Amendment was entered into in connection with the anticipated expiration of the Company’s existing shelf registration statement on Form F-3 (File No. 333-272377) and the anticipated filing of a replacement shelf registration statement on Form F-3. Pursuant to the Amendment, the Company and A.G.P./Alliance Global Partners have agreed, among other things, to extend the Sales Agreement’s termination date to the date that any replacement shelf registration statement on Form F-3 is no longer effective, or such earlier date if terminated otherwise under the terms of the Sales Agreement.

A copy of the Amendment is included as Exhibit 10.1 hereto and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377, 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341 and 333-295594) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment to the Sales Agreement by and between Brenmiller Energy Ltd., and A.G.P./Alliance Global Partners, dated June 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 4, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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